EXHIBIT 99.1

DeFi Technologies Announces Venture Portfolio Company Stablecorp's QCAD Is Now Live for Trading on Kraken

QCAD's availability on Kraken marks another important step in expanding access to Canada's compliant CAD stablecoin and advancing regulated digital asset infrastructure

  QCAD begins trading on Kraken: Stablecorp's Canadian dollar stablecoin is now live on one of the world's leading digital asset exchanges, expanding market access for compliant CAD-denominated digital assets.
  Milestone for Canada's digital asset infrastructure: QCAD's launch on Kraken builds on its position as Canada's first compliant CAD stablecoin and marks continued progress in the development of regulated digital asset rails.
  Strategic relevance for DeFi Technologies: As an investor in Stablecorp and strategic collaborator supporting QCAD across product development, liquidity, market access, and long-term security planning, DeFi Technologies views this as a meaningful step in connecting traditional finance with on chain markets.

TORONTO, April 21, 2026 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to announce that QCAD, the Canadian dollar stablecoin developed by venture portfolio company Stablecorp, is now live for trading on Kraken, one of the world's leading digital asset exchanges.

DeFi Technologies is an investor in Stablecorp and a strategic collaborator focused on scaling QCAD across product development, liquidity and market access, and long-term security planning as volumes and systemic importance grow over time.

Highlights

QCAD reaches a major new distribution milestone
QCAD is now live for trading on Kraken, expanding access to Canada's compliant CAD stablecoin through a leading global exchange.

Continued progress for Stablecorp
The milestone builds on Stablecorp's recent momentum following QCAD's emergence as Canada's first compliant CAD stablecoin.

Strategic relevance for DeFi Technologies
As an investor in Stablecorp and strategic collaborator focused on scaling QCAD across product development, liquidity, and distribution, DeFi Technologies views this as a meaningful step in the evolution of compliant digital asset rails in Canada.

DeFi Technologies first announced its strategic investment in and partnership with Stablecorp in September 2025 as part of its broader effort to support regulated digital asset infrastructure and expand access to compliant stablecoin rails. Since then, Stablecorp has continued to advance QCAD's market position, including achieving a key regulatory milestone that established QCAD as Canada's first compliant CAD stablecoin.

The launch of QCAD trading on Kraken represents another important step in the stablecoin's growth and distribution. For DeFi Technologies, the milestone reflects continued execution against its strategy of backing foundational digital asset infrastructure that connects traditional finance with on chain markets.

Johan Wattenström, CEO of DeFi Technologies, commented, "The launch of QCAD on Kraken is an important milestone for Stablecorp and for the broader development of digital asset infrastructure in Canada. As a strategic investor and collaborator, we are proud to support the growth of compliant, Canadian dollar denominated stablecoin rails that can help bridge traditional financial systems with the next generation of blockchain based financial services."

The Company believes compliant stablecoins are becoming an increasingly important layer of digital financial infrastructure, with use cases spanning trading, payments, settlement, treasury management, and broader institutional adoption. QCAD's continued progress reinforces the importance of regulated, locally denominated stablecoin solutions in enabling more efficient access to digital asset markets. This is a strategic inference based on Stablecorp's positioning of QCAD as institutional grade infrastructure and DeFi Technologies' stated collaboration around scaling its use.

About the QCAD Digital Trust and Stablecorp
The QCAD Digital Trust is an Ontario trust that holds the reserve assets on behalf of holders of QCAD. Stablecorp is one of Canada's leading digital asset infrastructure companies, focused on building professional-grade blockchain solutions. In partnership with industry leaders, Stablecorp creates refined, scalable and compliant products, such as QCAD, that serve as the foundation for the next generation of financial services. Further information about QCAD, including the reserve assets and the terms and conditions associated with the QCAD program, can be found on the Stablecorp website ( www.stablecorp.ca ) and under the trust's profile on SEDAR+ at www.sedarplus.ca.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company building for the convergence of traditional capital markets and decentralized finance ("DeFi"). As a publicly listed and vertically integrated digital asset platform, DeFi Technologies provides familiar, simple, secure, and regulated access to the digital asset economy through investment products, trading and liquidity infrastructure, research, and strategic capital deployment. Its business includes Valour, a leading issuer of regulated digital asset ETPs; Stillman Digital, an institutional-grade digital asset trading and liquidity platform; and DeFi Alpha, the Company's internal business line focused on opportunistic trading, arbitrage, and other capital markets strategies. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the gateway between traditional finance and the future of digital assets. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to commercial collaborations with Stablecorp; regulation and scaling of the QCAD stablecoin; investor confidence in digital assets generally; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681; For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

CO: DeFi Technologies Inc.

CNW 07:30e 21-APR-26